Exhibit 99.1

COSTAMARE BULKERS HOLDINGS LIMITED REPORTS RESULTS FOR THE SECOND QUARTER AND SIX-MONTH PERIOD ENDED JUNE 30, 2026

Monaco, August 3, 2026 – Costamare Bulkers Holdings Limited (“Costamare Bulkers” or the “Company”) (NYSE: CMDB) today reported unaudited financial results for the second quarter and six-month period ended June 30, 2026.

Financial Highlights1 and Operational Updates

I.	PROFITABILITY - LIQUIDITY - DEBT

•	Q2 2026 Adjusted Net Income[2] of $9.8 million ($0.40 per share).

•	Q2 2026 Net Income of $5.2 million ($0.21 per share).

•	Q2 2026 liquidity of $331.5 million[3].

•	Cash[4] exceeding Debt[5] by $108.9 million as of the end of Q2 2026.

II.	VESSEL SALE

•	Agreement for the sale of the 2009-built, 55,469 DWT capacity dry bulk vessel, Bermondi.

•	Sale is expected to be concluded in Q3 2026.

III.	OPERATING PLATFORM

•	Completion of the previously announced transaction with Cargill International S.A. (“Cargill”), with no pending transfers of the related trading book.

•	The operating platform[6] is currently focused on Kamsarmax-type vessels and consists of 26 third-party owned dry bulk vessels including:

1 This earnings release focuses on the financial results and management’s discussion and analysis of Costamare Bulkers for the three-month and six-month periods ended June 30, 2026. Costamare Bulkers became an independent publicly traded company upon its spin-off from Costamare Inc. on May 6, 2025, prior to which it did not operate as a separate legal entity. Accordingly, the results for the three- and six-month periods ended June 30, 2026 are not comparable to the corresponding periods of 2025, and comparative figures for the three- and six-month periods ended June 30, 2025 are not presented.

2 Adjusted Net Income and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare Bulkers’ financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

3 Liquidity includes Cash (as defined in footnote 4) and $84.7 million of available undrawn funds from one hunting license facility as of June 30, 2026.

4 Cash denotes Cash and cash equivalents (including restricted cash) of $234.8 million plus margin deposits of $12.0 million relating mainly to our forward freight agreements (“FFAs”) and bunker swaps.

5 Debt denotes Long-term debt including current and non-current portion.

6 As of July 31, 2026, and excluding one vessel sub-chartered out to Cargill on back to back terms pursuant to the Strategic Cooperation Agreement.

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-	Two Capesize vessels chartered-in under period charters (one expected to be redelivered within 2026).

-	24 Kamsarmax/Panamax vessels, 23 of which are chartered-in primarily under short-term period charters or time charter trips.

IV.	OWNED FLEET[7]

•	Costamare Bulkers currently owns a fleet of 30 dry bulk vessels (including the vessel we have agreed to sell) with a total capacity of approximately 2.7 million DWT, consisting of:

-	6 Capesize vessels, all of which are on period charters.

-	7 Kamsarmax vessels, out of which 5 are on period charters.

-	9 Ultramax vessels, out of which 8 are on period charters.

-	8 Supramax vessels, out of which 4 are on period charters.

•	12 of the period charters are subject to index-linked charter agreements (with owner’s option to convert to fixed rate based on the prevailing FFA curve) while the remaining 11 are fixed-rate agreements.

Mr. Gregory Zikos, Chief Executive Officer of Costamare Bulkers Holdings Limited, commented:

“During the second quarter of the year Costamare Bulkers generated an adjusted net income of $10 million.

We finalized the transfer of the Company’s entire legacy trading portfolio that was earmarked for Cargill, effectively reducing the risk on our balance sheet. We expect that our trading platform will be free of the three remaining legacy positions by year end.

As part of our fleet renewal program, we recently agreed to sell our 2009-built Supramax vessel, which is expected to be delivered within the third quarter.

With total cash exceeding debt by approximately $110 million, the Company is net cash positive, positioning us favorably to grow countercyclically should a low asset value environment arise.

Regarding the market, this quarter has been characterized by heightened volatility, particularly in the Capesize segment, largely driven by geopolitical uncertainty, energy market turbulence, and weather-related disruptions. Capesize rates peaked in late May before correcting by nearly $20,000/day through the end of June but have since held at robust levels.

The Panamax market remained supported by strong Capesize rates and the return of Chinese seaborne coal demand.

Unlike the larger vessel segments, the Supramax market was on a gradual upward trend throughout the period, supported by firmer grain and minor bulk volumes, as well as rising Liberian iron ore exports, which strengthened Atlantic market conditions.”

7 As of July 31, 2026.

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About Costamare Bulkers Holdings Limited

Costamare Bulkers Holdings Limited is an international owner and operator of dry bulk vessels. Costamare Bulkers’ owned dry bulk fleet consists of 30 vessels (including one vessel we have agreed to sell) with a total carrying capacity of approximately 2,665,000 DWT. Costamare Bulkers also owns a dry bulk operating platform (CBI) which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. Costamare Bulkers’ common stock trades on the New York Stock Exchange under the symbol “CMDB”.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Although the Company believes that its expectations stated in this earnings release are based on reasonable assumptions, it is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-42581). All forward-looking statements reflect management’s current views with respect to certain future events, and the Company expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in the Company’s views or expectations, or otherwise.

Company Contacts:

Gregory Zikos – Chief Executive Officer

Dimitris Pagratis - Chief Financial Officer

Konstantinos Tsakalidis - Business Development

Costamare Bulkers Holdings Limited, Monaco

Tel: (+377) 92 00 1745

Email: ir@costamarebulkers.com

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Financial Summary

(Expressed in thousands of U.S. dollars, except share and per share data)	Six-month period ended June 30, 2026	Three-month period ended June 30, 2026

Voyage revenue	$204,437	$100,474
Voyage revenue – related parties	$18,681	$11,136
Total voyage revenue	$223,118	$111,610

Adjusted Net Income (1)	$22,212	$9,788
Weighted Average number of shares	24,211,897	24,241,646
Adjusted Earnings per share (1)	$0.92	$0.40

Net Income	$15,103	$5,167
Weighted Average number of shares	24,211,897	24,241,646
Earnings per share	$0.62	$0.21

(1) Adjusted Net Income and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the relevant period. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue, net income, or other measures determined in accordance with GAAP. Non-GAAP financial measures include (i) Adjusted Net Income and (ii) Adjusted Earnings per Share.

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Exhibit I

Reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share

	Six-month period ended June 30, 2026	Three-month period ended June 30, 2026
(Expressed in thousands of U.S. dollars, except share and per share data)
Net Income	$15,103	$5,167
Deferred charter-in expense	(853)	(397)
Amortization of time-charter assumed	(308)	(308)
General and administrative expenses - non-cash component	1,999	1,063
Non-recurring, non-cash write-off of loan deferred financing costs	166	—
Non-recurring expenses for realignment of operating platform	5,624	553
Loss on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	481	3,710
Adjusted Net Income	$22,212	$9,788
Adjusted Earnings per Share	$0.92	$0.40
Weighted average number of shares	24,211,897	24,241,646

Adjusted Net Income and Adjusted Earnings per Share represent Net Income before deferred charter-in expense, amortization of time-charter assumed, non-recurring, non-cash write-off of loan deferred financing costs, non-recurring expenses for realignment of operating platform, general and administrative expenses - non-cash component and loss on derivative instruments, excluding realized (gain)/loss on derivative instruments. However, Adjusted Net Income and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income and Adjusted Earnings per Share generally eliminates the effects of the accounting, effects of certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Previously, the Company’s calculation of Adjusted Net Income and Adjusted Earnings per Share included adjustments for any gain/loss incurred in connection with the sale of vessels and for any loss on vessels held for sale. As the Company’s fleet management activities may, subject to market and other conditions, periodically include the sale of dry bulk vessels, the Company no longer includes such adjustments in its calculation of these non-GAAP measures beginning with the results for the first quarter ended March 31, 2026. We believe this updated methodology provides a more meaningful view of the Company’s operating performance.

(1)	Items to consider for comparability, when prior period figures are presented, include gains and charges. Gains positively impacting Net Income are reflected as deductions to Adjusted Net Income. Charges negatively impacting Net Income are reflected as increases to Adjusted Net Income.

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Exhibit II

Owned Dry Bulk Fleet Utilization(1)

	Six-month period ended June 30, 2026	Three-month period ended June 30, 2026

Owned Dry Bulk Fleet Available Days	5,257	2,670
Owned Dry Bulk Fleet Utilization	98.3%	99.1%

(1) We calculate utilization of our owned dry bulk fleet (including vessels chartered-in by CBI) by dividing (i) the aggregate number of our on-hire days and ballast days (excluding dry dock ballast days) in a period of our owned dry bulk fleet by (ii) the number of our available days (owned dry bulk fleet) during such period. We use the following definitions in our calculation of utilization of owned dry bulk fleet:

•	On-hire days. We define on-hire days as the total days that a vessel was on-hire during a period.

•	Ballast days (excluding dry dock ballast days). We define ballast days (excluding dry dock ballast days) during a period, as the total number of days that a vessel is not on-hire, but is conducting ordinary ship operations (other than dry dock ballast days) which include repositioning from a discharging port to a loading port, sailing to a port for the conclusion of a prospective sale of a vessel or a change of the technical manager of a vessel.

•	Available days. We define available days as the number of our ownership days of our owned dry bulk fleet during a period less the aggregate number of dry dock days and dry dock ballast days during such period. We use the following definitions in our calculation of available days (owned dry bulk fleet):

✓	Dry dock days. We define dry dock days as the days during a period that a vessel underwent scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.

✓	Dry dock ballast days. We define dry dock ballast days as the total days during a period that a vessel spends sailing to and from a shipyard for scheduled repairs or repairs under guarantee, vessel upgrades, scheduled dry-docking or special surveys.

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